

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2011

Mr. Karl Sundstrom
Chief Financial Officer
NXP Semiconductors N.V.
High Tech Campus 60
Eindhoven 5656 AG
The Netherlands

>   **Re: NXP Semiconductors N.V.**
>   **Form 20-F for the year ended December 31, 2010**
>   **Filed March 9, 2011**
>   **File No. 001-34841**

Dear Mr. Sundstrom:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 43

Use of Certain Non-GAAP Financial Measures, page 44

1. We note your discussion of comparable revenue growth and net debt as non-GAAP measures and see that you provide a quantitative reconciliation of comparable revenue with the most comparable financial measure presented in accordance with GAAP, but do not see where you present a similar reconciliation for net debt. We noted only your discussion on page 4. Please advise and tell us how you believe you complied with the disclosure requirements of Item 10(e)(1) of Regulation S-K.

Effect of Acquisition Accounting, page 46

2. We noted your discussion throughout Item 5 of the "PPA effect", which you indicate includes the cumulative net effect of acquisition accounting applied to your acquisitions as well as the Formation. In several instances you quantify the effects of the PPA effect, but it is unclear how you calculate this amount and what you are including as part of the PPA effect. With a view towards disclosure, please revise future filings to more fully explain what you refer to as the PPA effect and to quantify all significant components of any PPA effects you disclose.

Item 18. Financial Statements, page 126

Note 31. Contingent liabilities, page F-62

Litigation, page F-63

3. We see you indicate herein that you are involved as defendants in litigation and "the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty". We also see you indicate "it is the opinion of the Company's management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company's combined or consolidated financial position, but may be material to the consolidated statement of operations of the Company for a particular period". Please tell us the amount you have accrued for each of these claims for each period presented. For claims that no accrual is made for a loss contingency or if an exposure to loss exists in excess of the amount accrued, please tell us if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and your reasons for such conclusion. Please note that for unrecognized contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required to disclosure (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made. Please revise your disclosure in future filings to provide the required disclosure, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 with any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief